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                     December 19, 2023

       Alan A. Villalon
       Chief Financial Officer
       Alerus Financial Corporation
       401 Demers Avenue
       Grand Forks, ND 58201

                                                        Re: Alerus Financial
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-39036

       Dear Alan A. Villalon:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance